Exhibit 4.6

Summary of 2023 Free Shares (AGA) Plans

Free shares or AGA (actions gratuites) are shares of our Company that are granted to the beneficiary for free. They vest (i.e. the grant becomes definitive) after a minimum vesting period of one (1) year and can be subject to a lock-up period of at least one (1) further year. The sum of the vesting period and the lock-up period cannot be less than two (2) years (three (3) years for older plans) and, if there is no lock-up period, the vesting period must be of at least two (2) years (three (3) years for older plans). The total number of free shares granted (whether or not they are vested) cannot exceed 10% of our share capital.

Administration. Pursuant to delegations granted at our general meeting of the shareholders, our board of directors determines, or delegates to the Chief Executive Officer to determine, the list of the beneficiaries, the grant dates, the number of AGA granted and the terms and conditions of the AGA, including their vesting schedule and, if any, lock-up period.

Grants. Our AGA were granted to our Chief Executive Officer and employees of our Company. A total of 40,900 AGA have been granted, and 40,100 accepted, under two (2) plans in 2023. In 2023, we had one (1) AGA D plan for our Chief Executive Officer (AGA D 2023) and one (1) AGA S plan for employees (AGA S 2022), with different terms and conditions as set out below.

Underlying shares. Our AGA are new ordinary shares of our Company that are issued upon vesting of the AGA.

Until they are vested, the number of AGA to which each beneficiary has right can be adjusted, upwards or downwards, as a result of certain corporate transactions, such as rights issues.

Standard terms. Our AGA will be definitively granted following a vesting period at the end of which the beneficiary must be effectively present in our Company or its consolidated subsidiaries (subject to exceptions) and subject to the realization of performance conditions that are assessed by our board of directors.

The terms and conditions of our AGA in respect of each of our plans are as follows:

	Performance condition(s)	Assessment date(s) of presence and performance conditions and end of vesting period	Lock-up period end date

AGA D 2023	(i) Internal performance (1) (ii) External performance (2)	March 14, 2026	March 15, 2026
AGA S 2023	Internal performance (1)	March 14, 2026	March 15, 2026

(1)         Based on the achievement of milestones in our development.
(2)         Based on the evolution of the share price of our ordinary shares.